Berkshire Biomedical Corporation



ANNUAL REPORT

5950 Berkshire Ln., Suite 375

Dallas, TX 75225

0

https://www.berkshirebiomedical.com/

This Annual Report is dated May 5, 2025.

BUSINESS

Overview

Berkshire Biomedical Corporation is a pre-revenue medical device company pioneering the use of biometric technologies, combined with encrypted HIPAA compliant cloud-based and healthcare provider-enabled remote management systems, to provide precise and accurate patient-administered medication delivery systems. Its flagship product, the Computerized Oral Prescription Administration (COPA™) system, is designed to deliver precise and accurate liquid oral medications to only the authenticated intended user (AIU™). COPA has utility and application across many therapeutic disease categories with the Company initially focused on aiding persons with Opioid Use Disorder (OUD) through at-home methadone medication delivery, COPA leverages dual biometric authentication and real-time remote monitoring aiming to improve medication adherence and enhance patient care. The company has successfully secured patents, raised capital, and collaborated with leading regulatory and clinical experts to address critical healthcare challenges, including those persons impacted by the opioid crisis.

Business Model

Upon receiving marketing authorization from the U.S. Food and Drug Administration, Berkshire Biomedical plans to employ a subscription-based business model tailored to meet the operational needs of SAMHSA-certified Opioid Treatment Programs (OTPs) and other healthcare providers. Instead of selling devices outright, the company will provide COPATM systems through subscription (leasing) arrangements on a per patient per week basis, which include durable units, disposable SynCaps, and data functionality. This approach aligns with the billing cycles of OTP clinics and ensures affordability while enabling scalability. The company then plans to expand into adjacent markets, including pain management and clinical research, utilizing partnerships to enhance distribution and reach.

Intellectual Property

Berkshire Biomedical safeguards its innovations with 12 issued patents in the United States and 21 Internationally. The company has engaged the leading law firm Haynes Boone for IP strategy, with freedom to operate and robust protection for its dual biometric authentication technology and advanced dispensing mechanisms. Beyond patents, proprietary manufacturing know-how and cybersecurity protocols further enhance the security and value of Berkshire's offerings, making COPA™ a unique and defensible asset in the healthcare market.

Berkshire has received Notice of Allowance for the marks "COPA" and "AIU"with the United States Patent and Trademark Office (USPTO). The company expects to continue to extend these notices until the date when the product is in use in commerce, at which time the trademarks will be fully registered.

Corporate History

Berkshire Biomedical LLC was originally formed as a limited liability company (LLC) in Delaware on July 19, 2016. On September 30, 2021, the Company converted from an LLC to a Corporation and filed its Certificate of Incorporation along with a name change to Berkshire Biomedical Corporation.

Berkshire Biomedical's CEO's Prior Unrelated Company's Bankruptcy Proceedings

The President, Chief Executive Officer, and Board Member of Berkshire Biomedical Corporation, John E. Timberlake, previously served as CEO of Valeritas Holdings, Inc., a publicly traded medical technology company listed on NASDAQ. In February 2020, Valeritas voluntarily filed for Chapter 11 bankruptcy to address liquidity challenges and pursue a sale of its business through a court-supervised process. The bankruptcy was influenced by a temporary supply disruption in late 2019 caused by manufacturing yield issues, which were further exacerbated by the COVID-19 pandemic, impacting supply chains. Despite these challenges, Mr. Timberlake led the company through the process, ensuring that over 90% of employees retained their jobs post-sale and that creditor proceeds were maximized. See the Risk Factors section of this Offering Memorandum for information on how this may affect your investment.

Automatic Conversion of Outstanding Convertible Notes

If the Company raises at least $1,000,000 on a cumulative basis through the current Regulation Crowdfunding ("Reg CF") offering of Class A-4 Preferred Stock or the addition from future equity raises, then all outstanding principal and accrued interest on the Convertible and Bridge Notes will automatically convert into Class A-4 Preferred Stock at a discounted price equal to 75% and 10%, respectively, of the price per share paid by current investors. Please see the Company Securities, Risk Factors, and Dilution sections of the Form C for further information on how this may affect your investment.

Previous Offerings

Name: Class A-3 Preferred Stock
Type of security sold: Equity
Final amount sold: $3,000,000.00
Number of Securities Sold: 31,897
Use of proceeds: Operating expenses
Date: January 04, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $4,718,292.00
Use of proceeds: Operating expenses
Date: November 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Bridge Note
Final amount sold: $4,250,000.00
Use of proceeds: Operating expenses
Date: November 29, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue

Revenue for fiscal year 2023 $1,714,007 compared to 221,860 in fiscal year 2024.

Berkshire's lead product (COPA™) is under development and the Company expects to file an application for marketing authorization with the FDA in the 2nd Quarter of 2025. Therefore, the Company has no product (operating) revenue, however, in 2023 and 2024, the Company received $1,714,007 and $221,860 (respectively) in grant revenue from the National Institutes of Health's (NIH) National Institute of Drug Abuse (NIDA) to support the development and testing required for the COPA De Nova application to the FDA.

Cost of Sales

There is no cost of sales as the Company has not had any commercial product sales or revenue.

Gross Margins

The Company has not produced any product for commercial sale and has not generated any product revenue.

Operating Expenses

Operating expenses for fiscal year 2023 were $4,680,868 compared to $1,889,168 in fiscal year 2024.

The Company's operating expenses are primarily the result of product development and testing required for FDA submission. The decrease in 2024 is due to the significant investment in R&D during 2023, and a decrease in G&A of increase $378,508 in 2024, as the company focused on the preparation for planned FDA filing in 2025.

Historical results and cash flows:

The Company is currently in the development stage with our lead product COPA™. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the vast majority of the operating expenses during 2023 and 2024 supported the development, enhancement, and completion of extensive testing necessary for the application to the FDA for marketing authorization.

Past cash was primarily generated through equity investments, convertible notes, bridge notes, and a $2.2 million Fast-Track Small Business Innovation Research (SBIR) grant (1R44DA057185) from the National Institutes of Health's (NIH) National Institute of Drug Abuse (NIDA). Our goal is to generate additional capital through this equity raise and through future grant proceeds from the NIH. The Company filed an application for another Fast-Track Small Business Innovation Research (SBIR) grant from the National Institutes of Health's (NIH) National Institute of Drug Abuse (NIDA) in August of 2024 requesting $2.8M in funds to be used in 2024 through 2025. The Company has received a strong initial scientific review of the application receiving an impact score of 24. NIDA grants with an impact score of less than 30 generally get funded but this is not certain as the actual funding of a grant is dependent on many factors including the other grants reviewed by NIDA in the same review cycle as well as annual funding to NIH and NIDA. Therefore, the Company can't say with any certainty that it will be awarded this grant in 2025. The proceeds of this equity raise will support the final steps in filing the application with the FDA and support operations. The receipt of the NIH grant would support a clinical study program to be used for promotional and educational purposes to support the future commercialization of COPA.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $159,350.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Notes Investors

Principal Amount Owed: $4,718,292.00
Interest Rate: 8.0%
Maturity Date: October 20, 2025

The Company has issued approximately $5.6 million in convertible notes (net after Accrued interest and Unamortized debt discount) accruing 8% annual interest, maturing on October 20, 2025, unless converted earlier. These notes automatically convert into Class A-4 Preferred Stock at a 25% discount in the next qualified equity financing of at least $1,000,000. In connection with these notes, the Company issued 2,413,719 warrants to purchase Class A Common Stock at $0.01 per share, exercisable upon the next financing round and valid for five years. Due to these conversion and warrant features, a derivative liability was recorded, with fair value adjustments impacting financial statements. In July 2024, the Company extended the maturity date to October 20, 2025. These terms may result in future dilution for investors.

Creditor: Convertible Bridge Notes Investors

Principal Amount Owed: $3,850,000
Interest Rate: 5.0%
Maturity Date: June 25, 2025

The Company has issued bridge loans totaling $3.9 million (net after Accrued interest and Unamortized debt discount) as of December 31, 2024, with a 5% simple interest rate. These loans automatically convert into the same class of stock as the next qualified equity financing at a 10% discount. In November 2024, the Company increased the total bridge loan capacity to $4.45 million and lowered the equity conversion trigger from $2 million to $1 million, with an additional $400,000 million drawn in 2025. Due to the conversion feature, a derivative liability was recorded, and fair value adjustments impact financial statements. These terms may result in future dilution for investors; please see the Dilution section of the Form C for how this may affect your investment.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Timberlake

John Timberlake's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: President, CEO, CFO, and Director

Dates of Service: April, 2021 - Present

Responsibilities: John is responsible for shaping the strategic direction of a company, ensuring its financial performance and growth, and maintaining its overall operational excellence. He receives $368,000 annual compensation and he must provide for his medical and employment taxes. Mr. Timberlake also owns 202,500 stock options, none of which are vested at this time.

Other business experience in the past three years:

Employer: Valeritas Inc.
Title: President, CEO and Board Member
Dates of Service: September, 2006 - February, 2020

Responsibilities: John was responsible for shaping the strategic direction of this publicly traded (NASDAQ) company, ensuring its financial performance and growth, and maintaining its overall operational excellence.

Other business experience in the past three years:

Employer: AMF Medical
Title: Independent Member of the Board of Directors
Dates of Service: October, 2021 - April, 2023

Responsibilities: John provided leadership, analyzed and guided strategy, provided financial management, risk management and governance.

Name: Thomas Rouse

Thomas Rouse's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chairman, Director
Dates of Service: June, 2016 - Present

Responsibilities: Thomas assists the CEO and does not receive compensation., but owns 114,504 Class A-1 Preferred Shares, and 1,554,177 warrants for Common Stock.

Name: Susan Owen

Susan Owen's current primary role is with The Point Group. Susan Owen currently services on average 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: July, 2016 - Present

Responsibilities: Susan serves on the Board of Directors. She does not receive compensation but owns 13,722 Class A-2 Preferred Shares, and 168,995 warrants for Common Stock.

Other business experience in the past three years:

Employer: The Point Group
Title: CEO
Dates of Service: December, 2023 - Present

Responsibilities: Susan runs the business and provides vision for the direction of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A-1 Preferred Stock
Stockholder Name: Rouse Asset Mngt, LLC (Owned and Operated by Thomas Rouse)
Amount and nature of Beneficial ownership: 114,504
Percent of class: 94.216

Title of class: Common Stock
Stockholder Name: Rouse Asset Mngt, LLC (Owned and Operated by Thomas Rouse)
Amount and nature of Beneficial ownership: 1,554,177
Percent of class: 94.216

RELATED PARTY TRANSACTIONS

Name of Entity: Thomas M Rouse (Rouse Asset Management, LLC and Thomas M Rouse as individual)

Relationship to Company: Founder, Shareholder and Chairman of the Board

Nature / amount of interest in the transaction: Convertible Noteholder, (total principal $3,521,598) and Bridge Noteholder (total principal $1,960,161)

Material Terms: Convertible note is 8%, maturity 10/20/25, convertible in equity when the Company raises $1M in equity) Bridge note, 5% interest and 10% after 12 months, maturity 6/25/25, converts into equity at next $1M equity raise. On November 21, 2024, the Company increased the principal amount on the bridge notes from $3,450,000 to $4,450,000 and decreased the equity exchange provision trigger from $2,000,000 to $1,000,000. During 2024, an additional $1,607,016 was drawn on the principal. These terms may result in future dilution for investors; please see the Dilution section of the Form C for how this may affect your investment.

Name of Entity: Susan Owen

Relationship to Company: Shareholder, Director

Nature / amount of interest in the transaction: Convertible Noteholder, principal $225,326

Material Terms: Convertible note is 8%, maturity 10/20/25, convertible in equity when the Company raises $1M in equity). These terms may result in future dilution for investors; please see the Dilution section of the Form C for how this may affect your investment.

Name of Entity: John Timberlake

Relationship to Company: CEO and Board Member

Nature / amount of interest in the transaction: The CEO is a full-time dedicated consultant whose responsibilities are performed through a consulting agreement for approximately $33,000 per month. In 2024 (on an accrual basis for the fiscal year) the CEO earned $367,617.

Material Terms: In 2024 (on an accrual basis for the fiscal year) the CEO earned $367,617 and he must provide for his medical and employment taxes.

OUR SECURITIES

The company has authorized Common Stock, Class A-1 Preferred Stock, Class A-2 Preferred Stock, Class A-3 Preferred Stock, Class A-4 Preferred Stock, Convertible Note, and Convertible Bridge Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 187,500 of Class A-4 Preferred Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 2,749,561 outstanding.

Voting Rights

1 vote per share, on shares issued (currently 24,674)

Material Rights

The amount of security authorized is 6,000,000 with a total of 24,674 issued, with 311,167 stock options granted (none are vested), and 2,413,720 warrants to purchase common stock. The total common shares outstanding is 24,674, plus stock options granted and warrants issued represent 2,749,561 allocated common shares. The fully diluted outstanding common shares (including issued preferred stock) is 2,909,684 shares.

Class A-1 Preferred Stock

The amount of security authorized is 150,000 with a total of 114,504 outstanding.

Voting Rights

10 votes per share.

Material Rights

The total amount of Class A Preferred Stock authorized is 6,000,000.

Dividends

From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at the rate per annum of $8.00 per $100 of Original Issue Price, shall accrue on such shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) (the "Class A Accruing Dividends"). Class A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and not compounding; provided, however, that except as set forth in the following sentence of Section 1 or in Section 2.1 of the Certificate of Incorporation, such Class A Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Class A Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Amended and Restated Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Class A Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid and (ii) the Original Issue Price.

Class A-2 Preferred Stock

The amount of security authorized is 50,000 with a total of 13,722 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount of Class A Preferred Stock authorized is 6,000,000.

Dividends

From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at the rate per annum of $8.00 per $100 of Original Issue Price, shall accrue on such shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) (the "Class A Accruing Dividends"). Class A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and not compounding; provided, however, that except as set forth in the following sentence of Section 1 or in Section 2.1 of the Certificate of Incorporation, such Class A Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Class A Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Amended and Restated Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Class A Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid and (ii) the Original Issue Price.

Class A-3 Preferred Stock

The amount of security authorized is 50,000 with a total of 31,897 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount of Class A Preferred Stock authorized is 6,000,000.

Dividends

From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at the rate per annum of $8.00 per $100 of Original Issue Price, shall accrue on such shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) (the "Class A Accruing Dividends"). Class A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and not compounding; provided, however, that except as set forth in the following sentence of Section 1 or in Section 2.1 of the Certificate of Incorporation, such Class A Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Class A Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Amended and Restated Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Class A Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid and (ii) the Original Issue Price.

Class A-4 Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount of Class A Preferred Stock authorized is 6,000,000.

Notice to Investors Regarding Stockholders' Agreement Obligations and Restrictions

Restrictions on Transfer of Shares. The transfer or sale of shares is restricted and requires prior consent from the Company's Board of Directors unless it qualifies as a "Permitted Transfer" (e.g., estate planning transfers or as explicitly allowed under the Agreement). Any transfer not in compliance with these restrictions will be deemed null and void.

Joinder Requirement. Any transferee of shares must agree to be bound by the terms of the Agreement by signing a joinder agreement. Transfers will not be recognized without this.

Drag-Along Rights. In the event of an Acquisition Transaction (a sale of the Company or its assets), you will be required to vote in favor of the transaction and sell your shares under the terms approved by the majority of preferred shareholders.

Involuntary Transfer Provisions. The Agreement includes provisions for transfers upon certain events, such as divorce, death, or bankruptcy of a stockholder. In these cases, specific rights may allow the Company or other stockholders to purchase the affected shares at fair market value.

Please see the Stockholders' Agreement for further information, attached to the Offering Memorandum as Exhibit F.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Automatic Conversion of Outstanding Convertible Notes

If the Company raises at least $1,000,000 cumulatively in this Regulation Crowdfunding ("Reg CF") offering of Class A-4 Preferred Stock and/or during a subsequent raise, then all outstanding principal and accrued interest on the Convertible Notes and Bridge Notes will automatically convert into Class A-4 Preferred Stock at a discounted price equal to 75% and 10%, respectively, of the price per share paid by current investors. Please see the Risk Factors and Dilution sections of the Form C for further information on how this may affect your investment.

Dividends.

From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at the rate per annum of $8.00 per $100 of Original Issue Price, shall accrue on such shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) (the "Class A Accruing Dividends"). Class A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and not compounding; provided, however, that except as set forth in the following sentence of Section 1 or in Section 2.1 of the Certificate of Incorporation, such Class A Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Class A Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Class A Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid and (ii) the Original Issue Price

Please see the Company's First Amended & Restated Certificate of Incorporation, Certificate of Designation, Certificate of Amendment to Certificate of Designation, and the Stockholders' Agreement for further information on material rights, attached to the Offering Circula as Exhibit F.

Convertible Note

The security will convert into Class a-4 preferred stock and the terms of the Convertible Note are outlined below:

Principal Amount outstanding: $4,718,292.00

Maturity Date: October 20, 2025
Interest Rate: 8.0%
Discount Rate: 25.0%
Valuation Cap: None

Conversion Trigger: Gross cumulative equity raise of at least $1,000,000. The security (principal and accrued interest) will convert into the same class of equity which triggers the conversion at a 25% discount. If the conversion is triggered through this Regulation CF raise, the notes will convert into Class A-4 preferred stock

Material Rights

There are no material rights associated with Convertible Note.

Convertible Bridge Note

The security will convert into Class A-4 preferred stock and the terms of the Convertible Bridge Note are outlined below:

Principal Amount outstanding: $3,850,000
Maturity Date: June 25, 2025
Interest Rate: 5.0%
Discount Rate: 10.0%

Valuation Cap: None

Conversion Trigger: Gross cumulative equity raise of at least $1,000,000. The security will convert into the same class of equity which triggers the conversion at a 10% discount. If the conversion is triggered through this Regulation CF raise, the notes will convert into Class A-4 Preferred Stock.

Material Rights

There are no material rights associated with Convertible Bridge Note.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. In addition to transfer restrictions imposed by law, the Company's Stockholders Agreement contains additional transfer restrictions. All purchasers of the securities in this offering will be required to become a party to the Stockholders Agreement by executing a Joinder. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because they do not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. If the Company cannot raise sufficient funds it will not succeed The Company is offering Class A-4 Preferred Stock in the amount of up to $1,500,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of current preferred stock, common stock, or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an FDA-approved operational COPA™ or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the development stage and have only manufactured COPA™ devices used in tests required for our FDA submission and market research. Delays or cost overruns in the tests required for COPA FDA submission and/or the manufacture for commercial sale, of and or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Class A-4 Preferred Stock that an investor is buying has voting rights attached to it. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class A-4 Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our initial and any new products will fail to gain market acceptance for any number of reasons. If the initial product or any new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits Berkshire Biomedical Corporation was formed on July 19, 2016. The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our Board of Directors determines that we are financially able to do so. Berkshire Biomedical has incurred a net loss, has had limited revenues from an NIH grant generated since inception, and may never generate product revenue. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that COPA™ is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 12 U.S. patents and 21 International patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on obtaining FDA marketing authorization, as well as compliance with other relevant government laws and regulations. These laws and regulations may be subject to change. If they do change, sales of our product may no longer be in the Company's best interests. At that point, the Company may no longer want to sell the product, and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to engineering, manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Payment of dividends to stockholders is uncertain The Company's payment of dividends to stockholders may be subordinate to payment on any future debt financing extended to the Company. In addition, the growth and expansion of the Company's business will take priority over the payment of dividends. There is no assurance of FDA authorization COPA is currently not available for commercial use and has not yet been submitted to the FDA. The FDA regulatory process is time-consuming, expensive, and subject to potential delays. Delays in the regulatory process will necessarily delay the launch of our product. There is a risk that the Company's intended filing for marketing authorization with the FDA is delayed or does not occur. If FDA marketing authorization is not received, the Company will not be able to market or sell its product and the Company will fail. There is no assurance of market acceptance There can be no assurance that providers will accept COPA. If we fail to achieve broad market acceptance of our product, the Company will have limited revenues and as a result, will have operating losses or low profitability. Profitability is a key factor in the valuation of the Company's stock. Operating losses or low profitability will adversely affect the Company's ability to raise additional funds and will lessen the likelihood of the Company's success. Uncertain Future Grant Awards The Company filed an application for another Fast-Track Small Business Innovation Research (SBIR) grant from the National Institutes of Health's (NIH) National Institute of Drug Abuse (NIDA) in August of 2024 requesting funds to support the execution of a clinical study program to generate data for commercialization. There is no certainty that the Company will be awarded this grant in 2025. Our CEO previously served as CEO of a company that declared bankruptcy The President, Chief Executive Officer, and Director of Berkshire Biomedical Corporation, John E. Timberlake, previously served as CEO of Valeritas Holdings, Inc., a publicly traded medical technology company listed on NASDAQ. In February 2020, Valeritas voluntarily filed for Chapter 11 bankruptcy to address liquidity challenges and pursue a sale of its business through a court-supervised process. The bankruptcy was influenced by a temporary supply disruption in late 2019 caused by manufacturing yield issues, which were further exacerbated by the COVID-19 pandemic, impacting supply chains. Despite these challenges, Mr. Timberlake led the company through the process, ensuring that over 90% of employees retained their jobs post-sale and that creditor proceeds were maximized. Uncertain Future Grant Awards The Company filed an application for another Fast-Track Small Business Innovation Research (SBIR) grant from the National Institutes of Health's (NIH) National Institute of Drug Abuse (NIDA) in August of 2024 requesting $2.8M in funds for 2025-2027, to support the execution of a clinical study program to generate data for commercialization. There is no certainty that the Company will be awarded this grant in 2025. The automatic conversion of outstanding Convertible Promissory Notes may result in additional dilution to investors in this offering The Company has previously issued Convertible Promissory Notes and Bridge Notes that will automatically convert into shares of Class A-4 Preferred Stock if the Company raises at least $1,000,000 in equity cumulatively, in the current Regulation Crowdfunding (Reg CF) offering (excluding amounts raised from the conversion of outstanding convertible debt) and/or through additional equity raises. Upon such a conversion, holders of these Convertible Notes and Bridge Notes will receive Class A-4 Preferred Stock at a discounted price equal to 75% and 10%, respectively, of the price per share paid by investors in this offering. If the Company reaches its $1,500,000 maximum funding goal in this offering, the total number of shares issued could be significantly higher than anticipated due to the conversion of these notes. Investors should carefully evaluate the impact of this potential dilution when making an investment decision.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 5, 2025.

Berkshire Biomedical Corporation

By   /s/ *John Timberlake*

      Name: <u>Berkshire Biomedical Corporation</u>

      Title: President and CEO, and Board Member

Exhibit A

FINANCIAL STATEMENTS

BERKSHIRE BIOMEDICAL CORPORATION

AUDITED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Berkshire Biomedical Corporation
Dallas, Texas

Opinion

We have audited the financial statements of Berkshire Biomedical Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Prior Period Financial Statements

The financial statements of the Company as of and for the year ended December 31, 2023, were audited by other auditors whose report dated February 21, 2025, expressed an unmodified opinion on those statements.

SetApart Accountancy Corp.

April 30, 2025
Los Angeles, California

As of December 31,		2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	159,350
Prepaids and other current assets		14,033
Total current assets		**173,383**
Total assets	$	**173,383**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$	81,191
Accrued expenses		74,785
Total current liabilities		**155,976**
Convertible debt, net of debt discount - related parties		5,618,810
Bridge notes, net of debt discount - related parties		3,916,833
Derivative liability - related parties		2,759,088
Warrant liability - related parties		189,169
Accrued bonus payable, related parties		269,164
Accrued expenses, related parties		123,615
Total liabilities	$	**13,032,655**
STOCKHOLDERS' EQUITY		
Class A-1 preferred stock, $0.001 par value ($12,704,938 liquidation preference); 150,000 shares designated, 114,504 shares issued and outstanding	$	115
Class A-2 preferred stock, $0.001 par value ($1,377,419 liquidation preference); 50,000 shares designated, 13,722 shares issued and outstanding		14
Class A-3 preferred stock, $0.001 par value ($3,950,466 liquidation preference); 50,000 shares designated, 31,897 shares issued and outstanding		32
Common stock; $0.001 par value, 6,000,000 shares authorized 24,674 shares issued and outstanding		25
Additional paid-in capital		5,730,191
Accumulated deficit		(18,589,649)
Total stockholders' deficit		**(12,859,272)**
Total liabilities and stockholders' deficit	$	**173,383**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2024
(USD $ in Dollars)		
Grant income	$	221,860
Costs and operating expenses		
Reimbursable grant expenditures		221,860
Research and development		751,114
Sales and marketing		600
General and administrative		915,594
Total operating expenses		**1,889,168**
Net Operating loss		**(1,667,308)**
Interest income		2,285
Interest expense		(1,413,452)
Fair value adjustments to warrant liability		(96,961)
Fair value adjustments to derivative liability		(1,082,846)
Loss before provision for income taxes		**(4,258,282)**
Benefit/(Provision) for income taxes		-
Net Loss	$	**(4,258,282)**

See accompanying notes to financial statements.

BERKSHIRE BIOMEDICAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED TO DECEMBER 31, 2024

(USD $ in Dollars, except per share data)	Common Stock		Class A-1 Preferred Stock		Class A-2 Preferred Stock		Class A-3 Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2023	24,674	$ 25	114,504	$ 115	13,722	$ 14	31,897	$ 32	$ 5,730,191	$ (14,331,367)	$ (8,600,990)
Net loss	-	-	-	-	-	-	-	-	-	(4,258,282)	(4,258,282)
Balance—December 31, 2024	24,674	$ 25	114,504	$ 115	13,722	$ 14	31,897	$ 32	$ 5,730,191	$ (18,589,649)	$ (12,859,272)

See accompanying notes to financial statements.

As of December 31,	2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	$ (4,258,282)
Adjustments to reconcile net loss to net cash used by operating activities:	
Amortization of debt discount	890,208
Accrued interest on convertible debt	378,499
Accrued interest on bridge loans	144,747
Fair value adjustments to warrant liability	96,961
Fair value adjustments to derivative liability	1,082,846
Changes in operating assets and liabilities:	
Grants receivable	149,650
Prepaids and other current assets	(903)
Accounts payable	(60,626)
Accrued expenses	39,734
Net cash used by operating activities	**(1,537,166)**
CASH FLOW FROM FINANCING ACTIVITIES	
Proceeds from issuance of bridge loans	1,607,016
Net cash provided by financing activities	**1,607,016**
Change in cash	**69,850**
Cash—beginning of year	89,500
Cash—end of year	**$ 159,350**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Embedded derivative liability from bridge loans	$ 533,584

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Berkshire Biomedical LLC was originally formed as a limited liability company in Delaware on July 19, 2016. On September 30, 2021, the Company amended the certificate of incorporation along with a name change to Berkshire Biomedical Corporation. The financial statements of Berkshire Biomedical Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Berkshire Biomedical Corporation is a medical device company that is developing a personalized oral liquid dispensing device designed to deliver liquid oral medications to the Authenticated Intended User (AIU™) by pioneering the use of biometric technologies combined with cloud-based platforms and physician accessible management system.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Grant Income

The Company's revenue is generated through a grant from the National Institute of Health National Institute on Drug Abuse ("NIH-NIDA"). Phases I and II were awarded from 2022 through 2023 for a total of $1,830,406 plus a supplemental award of $149,650. In 2024, Phase III was awarded an additional $221,860. Grant revenue is recognized during the period that the research and development services occur, as qualifying expenses are incurred, or conditions of the grants are met. Grants receivable represents grant proceeds received by the Company subsequent to the period in which the underlying research and development services were performed. The Company concluded that payments received under these grants represent conditional, nonreciprocal contributions, as described in ASC 958, *Not-for-Profit Entities*, and that the grants are not within the scope of ASC 606, *Revenue from Contracts with Customers*, as the organizations providing the grants do not meet the definition of a customer.

Debt discounts

Debt discounts and amortized interest expense are disclosed in the statements of operations, over the term of the underlying debt instrument, using the effective interest method, with the unamortized portion reported net with related principal outstanding on the balance sheet.

Research and Development Costs

Research and development costs are expensed as incurred. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received, rather than when the payment is made. Upfront and milestone payments due to third parties that perform research and development services on the Company's behalf are expensed as services are rendered or when the milestone is achieved. Research and development costs primarily consist of payments made to third-party contract research organizations, consultants, and costs associated with regulatory filings. As part of its process of preparing its financial statements, the Company is required to estimate its accrued expenses. This process includes reviewing open contracts and purchase orders, communicating with its applicable personnel to identify services that have been performed on its behalf, and estimating the level of service performed and the associated costs incurred for the service when the Company has not yet been invoiced or otherwise notified of actual costs. The majority of the Company's service providers invoice monthly in arrears for services performed. The Company makes estimates of its accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known at the time. The Company periodically confirms the accuracy of these estimates with the service providers and makes adjustments if necessary. Research and development expenses for the year ended December 31, 2024, amounted to $751,114.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Derivative and Warrant Liabilities

The Company analyzes all financial instruments with features of both liabilities and equity under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 480, ("ASC 480"), *Distinguishing Liabilities from Equity*, and FASB ASC Topic No. 815, ("ASC 815") Derivatives and Hedging. Terms of financial instruments are reviewed to determine whether or not they contain embedded derivative instruments that are required to be accounted for separately from the host contract under ASC 815 and recorded on the balance sheet at fair value. Conversion features classified as liabilities, including derivative and warrant liabilities, are remeasured to reflect fair value at each reporting period, with any increase or decrease in the fair value being recorded in results of operations. Upon conversion of a debt instrument where an embedded conversion option has been bifurcated and accounted for separately as a derivative liability, the Company records the resulting shares issued at fair value, derecognizes all related debt principal, derivative liability, and debt discount, and recognizes a net gain or loss on debt extinguishment. The Company uses a with and without method to determine the fair value of the derivative liabilities. The Company uses a Black-Scholes option pricing model to fair value the warrant liabilities. Equity instruments that are initially classified as equity and become subject to reclassification under ASC 815 are reclassified to liabilities at the fair value of the instrument on the reclassification date.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the year ended December 31, 2024, amounted to $600.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist primarily of prepaid expenses, account payables refer to trade payables, while accrued expenses comprise short-term accruals.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company was authorized to issue 6,000,000 shares of Common Stock, $0.001 par value per share, and 6,000,000 shares of Preferred Stock, $0.001 par value. Of the authorized shares of Preferred stock, 150,000 shares were designated as Class A-1 Preferred Stock ("A-1 Preferred"), 50,000 shares were designated as Class A-2 Preferred Stock ("A-2 Preferred") and 50,000 Class A-3 Preferred Stock ("A-3 Preferred" and collectively "Class A Preferred").

Common stock

Voting - Common stockholders are entitled to one vote for each share.

As of December 31, 2024, 24,674 shares of Common Stock have been issued and are outstanding.

Preferred stock

Voting - The holders of the A-2 Preferred and A-3 Preferred are entitled to a number of votes equal to the number of preferred shares held by each holder. A-1 Preferred is entitled to 10 votes per share of preferred held by each holder.

Dividends - The holders of Class A Preferred are entitled to receive dividends at the rate per annum of $8.00 per $100 of original issuance price, accruing from day-to-day whether or not declared, and shall be cumulative but not compounding. Accrued dividends shall be payable only when, and if, declared by the Company's Board of Directors or upon certain transactions or liquidation events.

Liquidation - Upon liquidation, dissolution, or winding-up of the Company, holders of Class A Preferred shall be entitled to be paid out of the assets of the Company before any payment shall be made to the holders of common stock, plus all accrued and unpaid dividends, whether or not declared. If there are insufficient funds to fully distribute the liquidation preference to the holders of Class A Preferred, then the funds available will first be distributed ratably to the holders of Class A Preferred in proportion to the respective amount which would otherwise be payable. If any assets remain after the distributions to Class A Preferred holders, such assets shall be distributed to the parties to the Company's Sales Bonus agreements in the amount of $2,403,335, and if any assets remain, they will be distributed across all common and preferred holders as a group.

As of December 31, 2024, the Company did not deem such an event probable and, therefore, no associated expense has been recorded.

As of December 31, 2024, 114,504, 13,722, and 31,897 shares of Class A-1 Preferred Stock, Class A-2 Preferred Stock, and Class A-3 Preferred Stock have been issued and are outstanding, respectively.

5. SHARE-BASED COMPENSATION

In 2021, the Company adopted the 2021 Long-term Incentive Plan and reserved 500,000 shares of common stock. On December 31, 2021, 212,167 stock options were granted from the plan with an exercise price of $0.06, and on March 24, 2023, an additional 99,000 options were granted with an exercise price of $0.07. All options have vesting rights based on the achievement of certain performance milestones. As of December 31, 2024, none of the milestones have been achieved, and no options have vested. No expense has been recorded for the fair value of the stock options as of December 31, 2024.

6.   DEBT

Bridge Loans

Starting on June 29, 2023, through December 4, 2023, the Company issued bridge loans to the investors, who also hold the convertible debt notes, with a maximum draw of $1,500,000. The loans have a simple interest rate of 5%. The loans convert into the same class of stock as the next qualified equity financing event with a 5% discount, which increased to 10% after 12 months. In October 2023, the loans were amended to increase the maximum draw to $3,450,000. The conversion feature meets the criteria of a derivative, and $376,504 was recorded as a derivative liability and a debt discount at the time of issuance. The debt discount is amortized over the term of the debt. As of December 31, 2024, $263,315 has been amortized and recorded to interest expense. For the year ended December 31, 2024, the Company accrued $144,747 in interest expense. In 2024, the fair value of the derivative increased to $533,584, and $94,297 was recorded to other income and losses for the change in the fair value of the derivative. On November 21, 2024, the Company increased the principal amount on the bridge notes from $3,450,000 to $4,450,000 and decreased the equity exchange provision trigger from $2,000,000 to $1,000,000. During 2024, an additional $1,607,016 was drawn on the principal.

Bridge loans, net, consisted of the following as of December 31, 2024:

Bridge Loans	$	3,850,000
Accrued interest expense		180,022
Debt discount, net		(113,189)
Bridge Loans, net	$	**3,916,833**

Convertible Debt

On October 20, 2021, the Company entered into convertible note agreements for total proceeds of $2,750,000. The notes accrue interest at 8% per annum. On May 31, 2022, and November 1, 2022, the Company entered into additional notes for $468,292 and $1,500,000 with the same terms as the original agreements. The notes mature 36 months after the date of issuance if they are not converted in the next qualified round of financing. The notes contain an embedded share redemption feature that converts the principal and accrued interest into the same class of stock at the next qualified equity financing over $1,000,000 with a discount of 25% on the purchase price. The redemption features were determined to meet the criteria of derivatives and were accounted for separately from the host contract. In 2024, the fair value of the derivative increased to $2,225,503, and $988,549 was recorded to other income and losses for the change in the fair value of the derivative. The debt discount is amortized over the term of the loans. For the year ended December 31, 2024, $600,989 has been amortized and recorded to interest expense. For the year ended December 31, 2024, the Company accrued $378,499 in interest expense for total accrued interest of $1,061,378. In July 2024, the maturity date of the convertible notes was extended to October 20, 2025.

In connection with the convertible notes, 2,413,719 warrants to purchase Class A common stock were issued. The warrants have an exercise price of $0.01 and are exercisable contingent on the next financing round through the five-year anniversary of the financing round. The warrants were determined to be embedded with features due to the contingent exercise and, under ASC 470, require the warrants to be recorded at fair value as a liability. The debt discount is amortized over the term of the loans. For the year ended December 31, 2024, $49,701 the discount debt has been amortized. In 2024, the fair value of the warrant increased by $96,961, which was recorded to other income and losses for the change in the fair value of the warrant.

Convertible notes, net consisted of the following as of December 31, 2024:

Convertible Notes	$	4,718,292
Accrued interest expense		1,061,378
Debt discount, net		(160,860)
Convertible Notes, net	$	**5,618,810**

7.   RELATED PARTY TRANSACTIONS

During 2024, the Company incurred approximately $607,726 in consulting expenses to contracted members of management who are also stockholders. As of December 31, 2024, $32,891 was included in accrued expenses.

During 2024, the Company incurred approximately $20,242 in administrative expenses to stockholders.

As of December 31, 2024, approximately $269,000 has been accrued in incentive bonuses for the same individuals, which will be payable on the next financing round.

Included in the accrued expense, related party, is the accrual for the reimbursement of $123,615 in private air travel due to a stockholder. The expense is due and payable upon liquidation or external financing.

The convertible debt and bridge loans were issued to existing stockholders.

The Company entered into a lease agreement with a related party for office space on a month-to-month basis. For the year ended December 31, 2024, the Company paid $29,976 in rent expense to a related party.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, consists of the following:

As of Year Ended December 31,		2024
Net Operating Loss	$	(1,264,710)
Valuation Allowance		1,264,710
Net Provision for income tax	$	**-**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, are as follows:

As of Year Ended December 31,		2024
Net Operating Loss	$	(5,521,126)
Valuation Allowance		5,521,126
Total Deferred Tax Asset	$	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,903,826. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   COMMITMENTS AND CONTINGENCIES

Operating leases

The Company entered into a lease agreement for office space on a month-to-month basis. For the year ended December 31, 2024, the Company paid $29,976 in rent expense to a related party.

Contingencies

Berkshire receives federal grants from NIH-NIDA. Such grants are subject to audit under the provisions of Title 45 U.S. Code of Federal Regulations Part 75, Uniform Administrative Requirements, Cost Principles, and Audit Requirements for HHS Awards. The ultimate determination of amounts received under the U.S. government grants is based upon the allowance of costs reported to and accepted by the U.S. government as a result of the audit. As of December 31, 2024, there were no pending audits.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from its operation in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 30, 2025, which is the issuance date of these financial statements.

Subsequent to the reporting date, the Company initiated a crowdfunding raise and has raised approximately $910,634 as of the date of issuance of these financial statements.

In addition, the Company received $400,000 in proceeds related to amended Bridge Notes.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The Company has a net loss of $4,258,282, an accumulated deficit of $18,589,649, an operating cash flow loss of $1,537,166, and liquid assets in cash of $159,350. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, John Timberlake, Principal Executive Officer of Berkshire Biomedical Corporation, hereby certify that the financial statements of Berkshire Biomedical Corporation included in this Report are true and complete in all material respects.

John Timberlake

President and CEO, and Board Member